UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Codexis, Inc.
(Name of Issuer) Common Stock, $0.0001 par value
(Title of Class of Securities) 192005106
(CUSIP Number)
Paulo F. de Almeida Lopes
Vice Presidente Jurídico
Raizen Energia Participações S.A.
Avenida Presidente Juscelino Kubitschek, 1327 6 º andar
São Paulo, SP CEP 04543-011, Brazil
(+5511) 2344-6483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:
William P. Rogers, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Manuel Garciadiaz, Esq. Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

June 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON RAIZEN ENERGIA PARTICIPAÇÕES S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,573,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,573,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON ISPAGNAC PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,573,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,573,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON ROYAL DUTCH SHELL PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,573,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,573,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON COSAN S.A. INDUSTRIA E COMÉRCIO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,573,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,573,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON COSAN LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,537,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,537,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value (“Common Stock”), of Codexis, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 200 Penobscot Drive, Redwood City, California 94063.

Item 2.    Identity and Background.

(a)-(c) This Statement is being filed jointly by Raizen Energia Participações S.A. (“Raizen”), Ispagnac Participações Ltda. (“Ispagnac”), Royal Dutch Shell plc (“RDS” and together with Ispagnac the “Shell Group”), Cosan S.A. Industria e Comércio (“Cosan S.A.”) and Cosan Limited (“Cosan” and together with Cosan S.A., the “Cosan Group” and collectively with Raizen, the Shell Group and Cosan S.A., the “Reporting Persons”).

 Raizen is a company organized and existing under the laws of Brazil and its principal business address is Avenida Presidente Juscelino Kubitschek, 1327 6 º andar, Sao Paolo, SP CEP, 04543-011, Brazil.  Ispagnac, an indirect wholly owned subsidiary of RDS, is a company organized and existing under the laws of Brazil and its principal business address is Avenida das Américas, 4200 Bloco 6, 1 º andar (part) Barra da Tijuca Rio de Janeiro, RJ CEP 22640-102, Brazil.  RDS is a public limited company registered in England and Wales and headquartered in The Hague, the Netherlands and its principal business address is 30, Carel Van Bylandtlaan, 2596 HR The Hague, the Netherlands, P7.  Cosan S.A., a direct subsidiary of Cosan, is a company organized and existing under the laws of Brazil and its principal business address is Avenida Presidente Juscelino Kubitschek, 1327 4 º andar, Sao Paulo, SP CEP 04543-000, Brazil.  Cosan is a company organized and existing under the laws of Bermuda and its principal business address is Avenida Presidente Juscelino Kubitschek, 1726 6th Floor, Sao Paulo, SP 04543-000, Brazil.

Raizen was formed as part of a joint venture between members and affiliates of the Shell Group and the Cosan Group.  It will hold the sugar, ethanol, co-generation and certain other assets of such joint venture, including the shares of Common Stock.  The Shell Group and its other affiliates are a global group of energy and petrochemicals companies. The Cosan Group and its other affiliates comprise a leading global ethanol and sugar company.

(d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

(e)   In 2010, a RDS company agreed to a Deferred Prosecution Agreement (“DPA”) with the US Department of Justice (“DOJ”) for violations of the US Foreign Corrupt Practices Act (“FCPA”), which arose in connection with its use of the freight forwarding firm Panalpina. Also, RDS has consented to a Cease and Desist Order from the US Securities and Exchange Commission (“SEC”) for violations of the record keeping and internal control provisions of the FCPA as a result of another RDS company’s violation of the FCPA, which also arose in connection with the use of the freight forwarding firm Panalpina in Nigeria. The DPA requires RDS to continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout RDS’s operations. The DPA also requires RDS to report to the DOJ, promptly, any credible evidence of questionable or corrupt payments. Additionally, RDS paid a $30 million penalty to the DOJ and approximately $18.1 million in disgorgement and prejudgement interest to the SEC.

 Other than as described above, during the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration

As part of the terms of a joint venture, the Shell Group was required to transfer its shares of Common Stock to Raizen, in addition to other assets.  In exchange for the transfer of such shares and other assets, the Shell Group received 49% of the voting shares of Raizen and the right to appoint one half of the members of Raizen’s supervisory board.

Item 4.    Purpose of Transaction.

Pursuant to the terms of a joint venture (the “Joint Venture”) between the members and other affiliates of the Shell Group and the Cosan Group, the Shell Group and certain of its affiliates contributed cash, their Brazilian fuel distribution and retail businesses, their Brazilian aviation fuels business and their beneficial interest in two companies involved in the research and development of biomass fuel, including ethanol, which includes the shares of Common Stock, to Raizen and an affiliate of Raizen in exchange for the consideration described in item 3 above.  The transfer of the shares of Common Stock to Raizen was accomplished by a transfer by Equilon Enterprises LLC (“Equilon”), an indirect wholly owned subsidiary of RDS who initially held such shares, to another indirect wholly owned subsidiary of RDS, who then transferred such shares to Ispagnac, who transferred such shares to Raizen pursuant to the terms of the Assignment and Assumption Agreement (as described below).   In connection with the transfer of the shares of Common Stock to Raizen, the Shell Group also transferred certain rights initially held by Equilon pursuant to the terms of the Investors Rights Agreement (described more fully below) and the Voting Agreement (described more fully below), which, among other things, vest Raizen with certain registration rights with respect to the shares of Common Stock and the right to designate a member of the Issuer’s board of directors.

 As part of their contribution to the Joint Venture, the Cosan Group and certain of its other affiliates contributed their sugar and ethanol businesses, their energy co-generation business, their fuel distribution and retail fuels businesses and their ethanol logistics assets and transferred net debt of approximately US$2.5 billion and certain other debt to Raizen and an affiliate of Raizen in exchange for 51% of the voting shares of Raizen and the right to appoint one half of the members of Raizen’s supervisory board.

 Except to the extent set forth above, the Reporting Persons have no plans or proposals that relate to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days other than the transactions described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement.  On June 1, 2011, the Reporting Persons entered into a joint filing agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer to the extent required by applicable law.

Framework Agreement.  On August 25, 2010, certain members and/or other affiliates of the Shell Group and the Cosan Group entered into a framework agreement with respect to the terms of the Joint Venture (the “Framework Agreement”) .  The Framework Agreement was subsequently amended on April 7, 2011 and June 1, 2011.  In relevant part, the Framework Agreement required that the Shell Group contribute the shares of Common Stock to Raizen, in addition to other assets, as part of its contribution of assets to the Joint Venture.

Shareholders Agreement.  In connection with the closing of the Joint Venture on June 1, 2011, Ispagnac, Cosan S.A. and Raizen entered into a shareholders agreement with respect to certain matters relating to governance, acquisitions, dividends and distributions, as well as the general principles that will govern Ispagnac and Cosan S.A.’s relationship as the shareholders of Raizen.  While there are no specific provisions addressing the shares of Common Stock, this agreement, among other things, would require the consent of a majority of the members of the supervisory board of Raizen appointed by Ispagnac and Cosan S.A. in order to permit Raizen to sell all or substantially all of the shares of Common Stock as long of the value of such shares is in excess of 40 million Brazilian Reais.

Fifth Amended and Restated Investor Rights Agreement.  The Issuer is party to an investor rights agreement (the “Investor Rights Agreement”) which provides that certain stockholders, including Raizen pursuant to the terms of the Assignment and Assumption Agreement, have the right to demand that the Issuer file a registration statement or request that their shares of Common Stock be covered by a registration statement that the Issuer is otherwise filing.

Fifth Amended and Restated Voting Agreement.  Under the terms of a voting agreement, as amended, among the Issuer and the former holders of its preferred stock (the “Voting Agreement”), Raizen, as the successor to Equilon’s rights under the Voting Agreement, has the right to designate one director to the Issuer’s board of directors, for whom each shareholder party to the Voting Agreement agrees to vote in favor of, for so long as Equilon and its affiliates hold at least 50% of the total number of shares of Common Stock issued upon conversion of the preferred stock purchased by Equilon and at least 5% of the Issuer’s fully diluted number of shares of Common Stock outstanding, and the collaborative research agreement between the Issuer and Equilon has not expired or been terminated.  The designee director of Raizen will be subject to the reasonable approval of a majority of the members of the Issuer’s board of directors.

Item 7.    Materials to be Filed as Exhibits.

Exhibit

No.	Exhibit Name

99.1	Joint Filing Agreement.

99.2
Framework Agreement, dated as of August 25, 2010, was previously filed as an exhibit to Cosan’s Annual Report on Form 20-F filed with the SEC March 4, 2011 and hereby incorporated by reference to such Annual Report.

99.3	First Amendment to the Framework Agreement, dated as of April 7, 2011.

99.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011.

99.5	Shareholders Agreement, dated as of June 1, 2011.

99.6
Fifth Amended and Restated Voting Agreement, dated as of March 4, 2009, was previously filed as an exhibit to the Issuer’s Registration Statement on form S-1/A (Reg. No. 333-164044) filed with SEC March 26, 2010 and is hereby incorporated by reference to such Registration Statement.

99.7
Amendment to the Fifth Amended and Restated Voting Agreement, dated as of February 25, 2010, was previously filed as an exhibit to the Issuer’s Registration Statement on form S-1/A (Reg. No. 333-164044) filed with SEC March 26, 2010 and is hereby incorporated by reference to such Registration Statement.

99.8	Fifth Amended and Restated Investor Rights Agreement, dated as of March 4, 2009, was previously filed as an exhibit to the Issuer’s Registration Statement on form S-1 (Reg. No. 333-164044) filed with SEC December 28, 2009 and is hereby incorporated by reference to such Registration Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2011

RAIZEN ENERGIA PARTICIPAÇÕES S.A.

By:	/s/ Pedro Isamu Mizutani
Name: Pedro Isamu Mizutani
Title: Chief Operating Officer

ISPAGNAC PARTICIPAÇÕES LTDA.

By:	/s/ Matias Lopes
Name: Matias Lopes
Title: Officer

ROYAL DUTCH SHELL PLC

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

COSAN S.A. INDUSTRIA E COMERCIO

By:	/s/ Marcos Marinho Lutz
Name: Marcos Marinho Lutz
Title: Chief Executive Officer

COSAN LIMITED

By:	/s/ Rubens Ometo Silveira Mello
Name: Rubens Ometo Silveira Mello
Title: Chairman and Chief Executive Officer